Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 19, 2025

VIA EDGAR TRANSMISSION

Mr. Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 82 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 29, 2025, with respect to the Registration Statement and the Trust’s proposed new series, the MRP SynthEquity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses tables and Expense Examples are as shown in the attached Appendix A.

Principal Investment Strategies

2.	The Staff notes that the Fund will use options contracts to gain exposure to the S&P 500 Index (the “Index”), with a 15% floor on losses. Please fully explain how the Fund uses options to achieve its objectives. For example:
•	How will the Fund select options in order to create its “synthesized long exposure to the S&P 500”? For example, will the options be purchased in-the-money, at-the-money, or out-of-the money? If purchased in-the-money or out-of-the money, by how much?
•	Will the strategy fully track the returns of the Index, or will the Fund’s exposure to the Index be something less than the Index’s return?
•	Similarly, how will the Fund obtain a 15% floor? What combinations of options will it use to do so? How does the cost of obtaining such downside protection affect the Fund's returns and its ability to track the returns of the Index?
•	To the extent the cost of the floor will make the Fund underperform the Index, please disclose the degree to which it would do so.

Response: The Trust confirms that the Principal Investment Strategies have been revised in connection with each bulleted section this comment.

3.	With respect to the fifth paragraph under the sub-heading “Equity Exposure/Floor - Options Strategy,” the Staff notes that the second sentence states that the “The floor is achieved through the Fund’s combined allocation to options and U.S. Treasury securities...” Please clarify the disclosure to explain how this combination works to create the floor.

Response: The Trust confirms the Principal Investment Strategies have been revised in connection with this comment.
4.	With respect to the second paragraph under the sub-heading “Equity Exposure/Floor - Options Strategy,” what exactly does the 10 to 25% consist of?

Response: The Trust confirms that the Principal Investment Strategies have been revised in connection with this comment.
5.	With respect to the third paragraph under the sub-heading “Equity Exposure/Floor - Options Strategy,” please explain the allocation in plain English, including the “then-current risk-free rate” and “then-current options risk level.”

Response: The Trust confirms that the Principal Investment Strategies have been revised in connection with this comment.

Principal Investment Risks

6.	Please consider discussing risks related to the Fund’s trading and allocation strategies. For example, what are the risks in the Fund's options selection process? Similarly, are there any risks associated with applying the floor strategy?

Response: The Trust believes that the current risk disclosure with respect to managing the Options Strategy and applying the floor is sufficient in light of the Fund’s current disclosure in “Management Risk, “Derivatives Risk”, and the statement that “there is no guarantee that it will achieve this target 15% Floor. In addition, the Trust notes that the Fund has straightforward strategies and liquid holdings and respectfully declines to make such changes in connection with this comment.
7.	With respect to the derivatives risk disclosure, please consider discussing the risks associated with using FLexible EXchange® options (“Flex Options”).

Response: The Trust notes that the Fund’s “Counterparty Risk” disclosure specifies that the Fund is subject to the counterparty risk associated with its clearing broker or clearinghouse. Further, the Trust notes that the Fund will invest in call Flex Options based on the S&P 500, which is a relatively conservative options strategy using very liquid options contracts. Consequently, the Trust does not believe that the additional risk disclosure related to Flex Options is warranted and respectfully declines to make such changes in connection with this comment.

Additional information About the Fund’s Principal Investment Strategies

8.	With respect to the sub-section titled “Options Contracts Overview,” the Staff notes that the first paragraph mentions for the first time the concepts of selling options, the use of put options, and covering options positions. Please harmonize this disclosure with the Principal Investment Strategies disclosure in Item 4.

Response: The Trust confirms that the disclosure has been revised in connection with this comment.

If you have any questions or require further information, please contact Daniel Bulger at (262) 382-3522 or dbulger@tidalfg.com.

Sincerely,

/s/ Daniel Bulger
Daniel Bulger
VP Legal Services
Tidal Investments LLC

APPENDIX A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses [2]	0.00%
Total Annual Fund Operating Expenses	0.95%

[1]	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

[2]	Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303